UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For August 10, 2004

Imperial Chemical Industries PLC
(Translation of Registrant’s Name Into English)

20 Manchester Square
London
England
W1U 3AN

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes            No

If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__

interim

report

2004

ICI INTERIM REPORT 2004

financial highlights

	First half		First half		Change
	2004		2003
			(as restated)
	£m		£m		%

Financial results

Turnover

International Businesses (National Starch, Quest,
Uniqema and Paints)	2,600		2,677		+5	*

Regional and Industrial less inter-segment sales	171		263

Total	2,771		2,940		–6

Trading profit†

International Businesses	246		209		+28	*

Regional and Industrial	(20)		(13)

Total	226		196		+15

Profit before taxation, exceptional items and goodwill amortisation §	185		150		+23

Net profit attributable to shareholders before exceptional items
and goodwill amortisation	121		97		+25

Net profit after exceptional items and goodwill amortisation	63		30		+110

Earnings and dividends

Earnings per £1 Ordinary Share (basic and diluted)

Before exceptional items and goodwill amortisation	10.2	p	8.2	p	+24

Total earnings	5.3	p	2.5	p	+112

Interim dividend per £1 Ordinary Share	3.4	p	2.75	p	+24

Cash flow	£m		£m

Net cash (outflow) from operating activities after interest,
operating tax and dividends	(27)		(83)

Net cash inflow from investing activities	138		34

Cash inflow/(outflow) before use of liquid resources and financing	111		(49)

Net debt	1,187		1,695

Interest cover (times)	5.3		4.1

Return on capital employed ø	6.4%		5.6%

†	Trading profit: ICI defines trading profit as operating profit before exceptional items and goodwill amortisation. Operating profit, both from continuing operations and from total operations for the first half of 2004 was £204m (first half 2003 £140m); exceptional items charged to operating profit in the period were £4m (first half 2003 £38m); goodwill amortisation charged to operating profits in the period was £18m (first half 2003 £18m).

§	Profit before taxation, after exceptional items and goodwill amortisation was £148m (first half 2003 £66m); exceptional items charged to profit before taxation in the period were £19m (first half 2003 as restated charge £66m).

*	On a comparable basis: references in this report to “comparable” performance exclude the effect of currency translation differences and the impact of acquisitions and divestments. Comparable profits and losses are quoted before accounting for exceptional items and goodwill amortisation.

Interest cover: Calculations of interest cover are based on the sum of the Group’s operating profit before exceptional items and goodwill amortisation and the share of the Group’s operating profits less losses of associates (associates’ operating profits less losses, less share of net interest payable by associates), divided by Group’s interest payable (excluding share of net interest payable by associates).

ø	Return on capital employed is calculated by expressing trading profit after goodwill amortisation, before exceptional items, after restructuring amortisation and after tax for the last twelve months as a percentage of average net operating assets and net capitalised operating exceptional items.

ICI INTERIM REPORT 2004	1

chairman’s statement

Trading
The improvement in trading conditions experienced towards the end of 2003 continued throughout the first half of 2004, particularly in the USA. Despite some impact from rising raw material costs, strong comparable sales growth and cost benefits from the major restructuring initiatives announced last year contributed to a good start to the year, with profit and cash flow both well ahead.

Comparable sales for the Group were 5% ahead of 2003, with double-digit growth for the International Businesses in Asia and Latin America and 5% sales growth in North America. Europe, however, remained relatively subdued with 2% sales growth for the International Businesses. Including impacts from foreign currency translation and business divestments, Group reported sales were 6% lower than for 2003.

With trading profit for each of the International Businesses ahead of last year and lower net interest costs, Group profit before tax, exceptional items and goodwill amortisation was £185m, £35m ahead of last year.

Group trading margins before exceptional items and goodwill amortisation improved, and were 8.2% for the half year compared with 6.7% for 2003.

Despite seasonal working capital increases, there was a net cash inflow before financing of £111m for the half year, £160m better than for 2003. Higher profits, good working capital control and gross proceeds of £249m from the sale of Quest’s Food Ingredients business all contributed. Consequently, net debt at 30 June 2004 reduced to £1.2bn, £508m lower than 12 months ago. Interest cover rose to 5.3 times for the half year, compared with 4.1 times for 2003.

Dividend
The Board intends to follow the policy first announced in November 2000 whereby annual dividends are equivalent to about one third of net profit before exceptional items and goodwill.

The Board has declared a first interim dividend for 2004 of 3.4 pence per share, which will be payable on 1 October 2004.

Outlook
In the second half, some further price increases will be needed to compensate for the impact of rising raw material costs. If these are achieved we expect full year 2004 results to reflect satisfactory progress towards the strategic plan targets we announced in the autumn of 2003.

Board appointment
The Board has invited Charles Knott, Chairman and Chief Executive of Quest International, to join the Board of the Company as an Executive Director from 1 September 2004. Charles will retain his current business responsibilities and I know we will benefit from his extensive international experience and particularly his knowledge of managing successful business operations in Asia Pacific, an area of tremendous significance to ICI’s future growth and development.

Peter B Ellwood CBE
Chairman

30 July 2004

2	ICI INTERIM REPORT 2004

business review

In the following review, references to “comparable” performance exclude the effect of currency translation differences and the impact of acquisitions and divestments. References to “as reported” performance include the effects of currency translation, acquisitions and divestments. Reconciliations between “comparable” and “as reported” performance can be found in the tables below and on the following page.

Group sales as reported for the half year were £2,771m, 6% below 2003, mainly as a consequence of adverse impacts from foreign currency translation and business divestments.

Total sales for the International Businesses, as reported at £2,600m, were 5% ahead of 2003 on a comparable basis. National Starch delivered 6% comparable sales growth for the half year, Paints 8% and Quest 2%, but Uniqema was 5% lower. Strong comparable growth continued in both Asia (+10%) and Latin America (+16%), whilst growth in North America was encouraging (+5%). European sales were 2% ahead.

Including the effects of foreign currency translation (–7%), and business divestments (–1%), as reported sales for the International Businesses were 3% below 2003.

Group trading profit for the half year was £226m, 15% ahead of 2003, with trading profit for the International Businesses of £246m, 28% ahead of 2003 on a comparable basis. All businesses were well ahead.

Including a £16m adverse impact from foreign exchange translation (–8%) and the absence of £4m prior year trading profit from divested businesses (–2%), trading profit for the International Businesses as reported was 18% ahead of last year.

Regional and Industrial reported a £20m trading loss for the half year, compared with a £13m trading loss last year. This included a £26m charge in 2004 in relation to the ICI UK Pension Fund compared with an £18m charge last year.

Including goodwill amortisation of £18m for the half year, Group operating profit before exceptional items was £208m, £30m above the first half last year. With net interest cost for the Group for the half year £5m below 2003, benefiting from lower average levels of net debt, Group profit before tax, exceptional items and goodwill amortisation was £185m, £35m above last year. Profit before tax, but after exceptional items and goodwill amortisation was £148m compared with £66m last year.

Basic earnings per share before exceptional items and goodwill amortisation were 10.2p for the half year, compared with 8.2p for 2003. Basic earnings per share after exceptional items and goodwill amortisation were 5.3p compared with 2.5p for the first half 2003.

Reconciliation Table – “As Reported” to “Comparable” sales
Half year 2004 vs Half year 2003

	Sales		“As reported” change		Foreign exchange translation effects – adverse/ (favourable)	Divestment effects	“Comparable” change
	First half		First half				First half
	2004	2003	2004 vs 2003				2004 vs 2003
	£m	£m	£m	%	£m	£m	£m	%

National Starch	906	922	(16)	(2)	71	4	59	6

Quest	315	349	(34)	(10)	17	23	6	2

Uniqema	312	348	(36)	(10)	18	–	(18)	(5)

Paints	1,067	1,058	9	1	80	–	89	8

International Businesses	2,600	2,677	(77)	(3)	186	27	136	5

Regional and Industrial	181	271	(90)	(33)	28	71	9	4

Inter-segment sales	(10)	(8)	(2)	–	(6)	–	(8)	–

Total Group	2,771	2,940	(169)	(6)	208	98	137	5

ICI INTERIM REPORT 2004	3

Reconciliation Table – “As Reported” to “Comparable” operating profit and trading profit
Half year 2004 vs Half year 2003

	National	Quest	Uniqema	Paints	International	Regional &	Total
	Starch				Businesses	Industrial	Group
	£m	£m	£m	£m	£m	£m	£m

Operating profit after exceptional items

Half year 2004	99	24	10	91	224	(20)	204

Half year 2003	79	11	2	58	150	(10)	140

Exceptional operating items

Half year 2004	1	3	–	–	4	–	4

Half year 2003	6	9	3	23	41	(3)	38

Goodwill amortisation

Half year 2004	8	1	–	9	18	–	18

Half year 2003	8	1	1	8	18	–	18

Trading profit

Half year 2004	108	28	10	100	246	(20)	226

Half year 2003	93	21	6	89	209	(13)	196

“As reported” change (2004 vs 2003)	15	7	4	11	37	(7)	30

“As reported” change %	16	33	67	12	18	n/a	15

Foreign exchange translation
effects – adverse/(favourable) %	7	27	(11)	7	8

Divestment effects %	1	24	–	–	2

“Comparable” change %	24	84	56	19	28

Review of business results
In the following commentary, references to “trading profit” relate to operating profit before exceptional items and goodwill amortisation. ICI excludes goodwill amortisation from its review of the businesses as it considers this to be a non-operational item, while operating exceptional items are discussed separately from the underlying business performance because of their one-off nature. Reconciliation between trading profit and the UK GAAP financial measure of operating profit after exceptional items is shown in the tables above and on the previous page.

National Starch
National Starch maintained the momentum built up towards the end of 2003 and delivered 6% comparable sales growth compared with the first half of 2003. All regions and businesses were ahead and Electronic and Engineering Materials (EEM) in particular delivered strong growth.

Gross margin percentages were similar to last year and comparable trading profit was 24% ahead of the first half last year despite higher fixed costs to support the strong sales growth.

As reported sales were 2% below last year and as reported trading profit was 16% ahead of 2003, with the adverse effects of foreign exchange translation largely accounting for the difference between comparable and as reported performance.

During the second quarter, petrochemical-based raw material costs generally rose, impacting National Starch’s Adhesives and Specialty Synthetic Polymers businesses in particular. Price increases have been secured which will, everything else being equal, restore gross margins in dollars in the third quarter to what they were before the second quarter’s raw material cost increase. However, further price increases are likely to be needed in the second half to recover the impact of still higher raw material costs.

4	ICI INTERIM REPORT 2004

business review

The following commentaries on the four business groupings within National Starch refer to performance measured on a comparable basis.

Adhesives sales for the half year were 5% ahead of 2003. All regions were up, with particularly good growth in the USA, China and across Latin America. Gross margin percentages were below last year, impacted by higher raw material costs, but despite increased fixed costs, trading profit was ahead of last year.

Specialty Starch sales were 4% ahead for the half year. All regions were above last year, with strong growth for Food starch, particularly in the US, offsetting lower sales for Industrial starch. Gross margin percentages were above last year, largely due to improved product mix. Consequently, despite the impact of higher utility costs in the USA, and other increases in fixed costs, trading profit was well ahead of last year.

Sales for Specialty Synthetic Polymers were 8% above last year. All regions were ahead, with Asia particularly strong, notably in China and Thailand. However, gross margin percentages were below last year, with increased raw material costs the major factor. Despite this and higher fixed costs, trading profit was above last year.

Electronic and Engineering Materials delivered 14% sales growth for the half year, with excellent performances from Ablestik and Emerson & Cuming in significantly improved market conditions. Acheson sales were also ahead of last year. With improved product mix, gross margin percentages were above last year and, consequently, trading profit was significantly ahead, despite higher fixed costs.

Quest
Quest’s Food Ingredients business was sold on 30 April 2004. Comparable performance percentages therefore exclude the prior year results of the Food Ingredients business from May onwards.

Quest comparable sales were 2% above 2003, with growth for both Food and Fragrance businesses, particularly in North and Latin America. Gross margin percentages were well above last year, due to improved performance for Food, and with lower fixed costs, comparable trading profit was 84% ahead.

Including the prior year results of the Food Ingredients business and the adverse effects of foreign exchange translation, as reported sales were 10% lower than last year and as reported trading profit was 33% ahead of last year.

The following commentaries on Quest’s two businesses refer to performance measured on a comparable basis.

In Food, sales were 1% higher than last year, with 2% growth for flavours partly offset by lower sales for Food Ingredients. Flavours delivered good growth in the Americas and Asia offsetting lower sales in Europe. Improved product mix, transactional currency benefits and the absence of one-off costs in the Netherlands that impacted 2003, contributed to gross margin percentages significantly ahead of last year. With lower fixed costs, trading profit was significantly ahead.

Fragrance sales were 3% ahead for the half year, with particularly strong growth in the Americas more than offsetting lower sales in Asia. Sales to the household sector, and for fragrance ingredients were particularly strong. With gross margin percentages similar to last year, despite higher fixed costs, trading profit was ahead of last year.

Uniqema
Whilst market conditions improved for Uniqema in North America, European demand continued to be generally weak, and sales in Asia were also lower. Overall sales for the first half were 5% below the first half in 2003 on a comparable basis. Including the adverse effects from foreign exchange translation reported sales were 10%

ICI INTERIM REPORT 2004	5

lower. However, global product mix improved, and overall gross margin percentages were above last year despite the adverse impact of the weaker US dollar on European exports and lower glycerine prices. With cost benefits from restructuring, trading profit as reported was £4m above last year.

Paints
Paints had a good first half, with comparable sales 8% ahead of 2003, and growth in all regions. Adverse product mix lowered overall gross margin percentages, but despite this and higher fixed costs, trading profit was 19% higher on a comparable basis.

As reported sales were 1% above 2003 and as reported trading profit was 12% ahead, with foreign exchange translation effects accounting for the difference from the comparable performance.

The following commentaries on the four geographical regions where Decorative Paints operates and on the Packaging Coatings business refer to performance measured on a comparable basis.

Decorative Europe sales for the first half were 5% higher, with good performances in the UK and Poland. Adverse product and country mix lowered gross margin percentages and fixed costs were higher, but despite this, trading profit was well ahead.

For Decorative North America, sales were 6% above the first half of last year, with growth in the USA, Canada and Puerto Rico. Sales for the US Retail business were particularly strong. With adverse product mix, gross margin percentages were below last year, and fixed costs increased to support the higher level of sales. Nevertheless, trading profit was well ahead.

Decorative Asia continued to deliver excellent results, with sales growth of 26% and trading profit significantly ahead. There were strong performances in most countries, notably in China, India and Malaysia.

Sales for Decorative Latin America were 22% ahead of the first half of last year, partly due to relative currency strength, but largely due to strong volume growth in Brazil and Argentina. Local currency appreciation impacted fixed costs, but trading profit was significantly ahead.

The Packaging Coatings business delivered 8% sales growth for the half year, with strong performances in Europe, Latin America and Asia. Trading profit was consequently well ahead.

Regional and Industrial
Sales for the Regional and Industrial businesses were £181m for the first half, compared with £271m in 2003. Excluding the impact of prior year divested businesses, nil margin sales and foreign exchange translation effects, comparable sales were 4% ahead, with strong growth for the Pakistan PTA business and higher sales in Argentina offsetting lower sales for the other businesses in Pakistan. The trading loss of £20m for the first half compared with a £13m loss for 2003. This was mainly due to an £8m increase in the charge for pension costs in relation to the ICI UK Pension Fund, partly offset by improvement for the Pakistan PTA business.

Taxation on profit before exceptional items and goodwill amortisation was £53m for the first half, £10m above last year, reflecting the higher trading profit. The effective tax rate for the Group remained at 29%. The effective tax rate is calculated as taxation (excluding tax on exceptional items) divided by profit before tax, exceptional items and goodwill amortisation.

Exceptional items for the first half were a loss of £19m (£40m after tax and minority interests). Exceptional operating items charged against trading profit for the half year were £4m and related to the restructuring programme announced last year.

Following the divestment of Quest’s Food Ingredients business, the Group’s restructuring programmes announced last year will be extended to include further restructuring to

6	ICI INTERIM REPORT 2004

business review

reduce overheads in Quest. The total charge for the Group’s extended programmes is now expected to be £234m, made up of £168m exceptional cash expenditure and non-cash asset write-downs of £66m. Of this total, £201m was reported last year. The extended programme is expected to deliver £126m of cost benefit in 2006 and reduce headcount across the Group by around 2,300.

During the second quarter the Group announced the completion of the sale of Quest’s Food Ingredients business to Kerry Group plc for £249m in cash. A loss before tax of £15m, in relation to the transaction, has been reported, and is included in loss on sale or closure of operations for the half year. The loss includes attribution of goodwill which was previously written off directly to reserves of £154m. After tax, the exceptional loss on the transaction was £37m.

Loss on sale or closure of operations also includes an increased provision in relation to costs of the divestment of the Polyurethanes, Tioxide and selected Petrochemicals businesses and a loss on closure of the polyethylene business in Argentina. These are largely offset by a profit on the sale of ICI’s nitrocellulose and trading businesses in India, provision releases and income in relation to prior year divestments.

Following the Group’s adoption of UITF 38 ‘Accounting for ESOP Trusts’ at the end of 2003 the £76m provision in respect of own shares recorded in the first half last year has been restated to £57m.

Net profit before exceptional items and goodwill amortisation was £121m for the half year compared with £97m last year. Net profit after exceptional items and goodwill was £63m compared with £30m for the first half 2003.

The Group’s dividend policy is that dividends should represent about one third of net profit before exceptional items and goodwill amortisation. In line with this policy, the Board has recommended a first interim dividend of 3.4p (2003: 2.75p).

Group cash flow – management format
The following analysis of Group cash flow, which relates to the table on the opposite page, distinguishes between cash flows which relate to operating activities and those which relate to investing activities. Included within operating activities are the top-up payments to the ICI UK Pension Fund, interest, tax (excluding tax on disposals) paid and dividends paid. Included within investing activities are sales and purchase of tangible fixed assets, gross proceeds from business disposals, payments following disposals (including tax paid and payments against disposal provisions which, in some cases, will continue for a number of years), and acquisition expenditure.

Operating activities
Net cash from operating activities after interest, tax (excluding tax on disposals) and dividends, was an outflow of £27m for the first half of 2004, reflecting seasonal increases in working capital. Despite increased exceptional outflows and a £32m increase in the top-up payment to the ICI UK Pension Fund, this was £56m better than last year as a result of increased profit and a significant improvement in working capital efficiency.

Investing activities
The completion of the sale of Quest’s Food Ingredients business, with gross proceeds of £249m received in the second quarter, was the major contributor to net disposal proceeds of £252m. This more than offset capital expenditure of £62m and £52m of payments in respect of disposals prior to 2004. Consequently, there was a net cash inflow from investing activities of £138m, £104m better than for the first half of 2003.

Movement in net debt
The cash inflow before financing activities for the half year was £111m, £160m better than for the first half of last year. With favourable non cash movements in net debt of £28m, mainly arising on foreign currency translation, net debt at the half year reduced by £139m from the 2003 year end, to £1,187m.

ICI INTERIM REPORT 2004	7

group cash flow – management format

	First half	First half	Year
	2004	2003	2003
	£m	£m	£m

Operating activities

Profit before exceptional items, taxation and
goodwill amortisation	185	150	341

Net interest (Group and associates)	43	47	91

Depreciation	87	96	191

Earnings before interest, taxation, depreciation
and goodwill amortisation (EBITDA)	315	293	623

Movement in working capital	(128)	(202)	(16)

ICI UK Pension Fund prepayment movement	(36)	(13)	11

Exceptional outflows (including payments against
restructuring provisions)	(41)	(17)	(52)

Other items	(18)	(16)	(27)

Net cash inflow from operating activities before interest,
tax and dividends[1]	92	45	539

Interest paid	(40)	(41)	(82)

Tax paid excluding tax on divestments	(31)	(29)	(30)

Dividends paid	(48)	(58)	(100)

Net cash (outflow)/inflow from operating activities after
interest, operating tax and dividends	(27)	(83)	327

Investing activities

Sale of fixed assets	3	5	16

Purchase of fixed assets	(62)	(69)	(154)

Net disposal proceeds	252	186	208

Tax paid in relation to disposals	(1)	(7)	(7)

Payments in respect of disposals prior to 2004[2]	(52)	(79)	(114)

Acquisitions	(2)	(2)	(10)

Net cash inflow/(outflow) from investing activities	138	34	(61)

Reconciliation of movement in net debt

Opening net debt	(1,326)	(1,667)	(1,667)

Net cash inflow/(outflow) from operating activities after
interest, operating tax and dividends	(27)	(83)	327

Net cash inflow/(outflow) used in investing activities	138	34	(61)

Cash inflow/(outflow) before financing activities	111	(49)	266

Non cash movements in net debt mainly arising on
foreign currency translation	28	21	75

Total movement in net debt	139	(28)	341

Closing net debt	(1,187)	(1,695)	(1,326)

1	Equivalent to “net cash inflow from operating activities” in the UK GAAP FRS 1 cash flow statement shown on page 11.

2	Includes investments in Ineos Chlor.

8	ICI INTERIM REPORT 2004

group profit and loss account

		First half 2004

		Continuing operations				Discontinued	Total
						operations
		Before		Exceptional
		exceptional		items
		items
	notes	£m		£m		£m	£m

Turnover	1	2,771				–	2,771

Operating profit (loss)	1,2	208		(4)		–	204

(After deducting goodwill amortisation)	1	(18)		–		–	(18)

Share of operating profits less losses of associates		2		–		–	2

		210		(4)		–	206

Profits less (losses) on sale or closure of operations	2			(14)		(1)	(15)

Profits less (losses) on disposals of fixed assets	2			–		–	–

Amounts written off investments	2			–		–	–

Profit (loss) on ordinary activities before interest	1	210		(18)		(1)	191

Net interest (payable)/receivable

Group		(43)		–		–	(43)

Associates		–		–		–	–

		(43)		–		–	(43)

Profit (loss) on ordinary activities before taxation		167		(18)		(1)	148

Taxation on profit (loss) on ordinary activities	3	(53)		(20)		1	(72)

Profit (loss) on ordinary activities after taxation		114		(38)		–	76

Attributable to minorities		(11)		(2)		–	(13)

Net profit (loss)		103		(40)		–	63

Dividends	4						(40)

Profit (loss) retained							23

Earnings (loss) per £1 Ordinary Share
after goodwill amortisation	5

Basic		8.7	p	(3.4	)p	–	5.3	p

Diluted		8.7	p	(3.4	)p	–	5.3	p

statement of group total recognised
gains and losses

First half
2004

£m

Net profit

Parent and subsidiary undertakings	62

Associates	1

63

Currency translation differences on foreign currency net investments and related loans	(19)

Taxation on translation differences on foreign currency loans	(6)

(25)

Total recognised gains and losses for the period	38

ICI INTERIM REPORT 2004	9(a)

group profit and loss account

		First half 2003 (as restated)

		Continuing operations				Discontinued		Total
						operations
		Before		Exceptional
		exceptional		items
		items
	notes	£m		£m		£m		£m

Turnover	1	2,940				–		2,940

Operating profit (loss)	1,2	178		(38)		–		140

(After deducting goodwill amortisation)	1	(18)		–		–		(18)

Share of operating profits less losses of associates		1		–		–		1

		179		(38)		–		141

Profits less (losses) on sale or closure of operations	2			55		(28)		27

Profits less (losses) on disposals of fixed assets	2			2		–		2

Amounts written off investments	2			(57)		–		(57)

Profit (loss) on ordinary activities before interest	1	179		(38)		(28)		113

Net interest (payable)/receivable

Group		(48)		–		–		(48)

Associates		1		–		–		1

		(47)		–		–		(47)

Profit (loss) on ordinary activities before taxation		132		(38)		(28)		66

Taxation on profit (loss) on ordinary activities	3	(43)		14		3		(26)

Profit (loss) on ordinary activities after taxation		89		(24)		(25)		40

Attributable to minorities		(10)		–		–		(10)

Net profit (loss)		79		(24)		(25)		30

Dividends	4							(32)

Profit (loss) retained								(2)

Earnings (loss) per £1 Ordinary Share
after goodwill amortisation	5

Basic		6.7	p	(2.1	)p	(2.1	)p	2.5	p

Diluted		6.7	p	(2.1	)p	(2.1	)p	2.5	p

statement of group total recognised
gains and losses

First half
2003
(as restated)
£m

Net profit

Parent and subsidiary undertakings	28

Associates	2

30

Currency translation differences on foreign currency net investments and related loans	39

Taxation on translation differences on foreign currency loans	(9)

30

Total recognised gains and losses for the period	60

ICI INTERIM REPORT 2004	9(b)

group profit and loss account

		Year 2003

		Continuing operations				Discontinued		Total
						operations
		Before		Exceptional
		exceptional		items
		items
	notes	£m		£m		£m		£m

Turnover	1	5,849				–		5,849

Operating profit (loss)	1,2	394		(200)		–		194

(After deducting goodwill amortisation)	1	(36)		–		–		(36)

Share of operating profits less losses of associates		2		–		–		2

		396		(200)		–		196

Profits less (losses) on sale or closure of operations	2			41		(9)		32

Profits less (losses) on disposals of fixed assets	2			5		–		5

Amounts written off investments	2			(57)		–		(57)

Profit (loss) on ordinary activities before interest	1	396		(211)		(9)		176

Net interest (payable)/receivable

Group		(92)		–		–		(92)

Associates		1		–		–		1

		(91)		–		–		(91)

Profit (loss) on ordinary activities before taxation		305		(211)		(9)		85

Taxation on profit (loss) on ordinary activities	3	(99)		52		6		(41)

Profit (loss) on ordinary activities after taxation		206		(159)		(3)		44

Attributable to minorities		(23)		(1)		–		(24)

Net profit (loss)		183		(160)		(3)		20

Dividends	4							(74)

Profit (loss) retained								(54)

Earnings (loss) per £1 Ordinary Share
after goodwill amortisation	5

Basic		15.5	p	(13.5	)p	(0.3	)p	1.7	p

Diluted		15.5	p	(13.5	)p	(0.3	)p	1.7	p

statement of group total recognised
gains and losses

Year
2003

£m

Net profit

Parent and subsidiary undertakings	18

Associates	2

20

Currency translation differences on foreign currency net investments and related loans	2

Taxation on translation differences on foreign currency loans	7

9

Total recognised gains and losses for the period	29

10	ICI INTERIM REPORT 2004

group balance sheet

		At 30 June	At 30 June	At 31 Dec
		2004	2003	2003
			(as restated )
	notes	£m	£m	£m

Assets employed

Fixed assets

Intangible assets – goodwill	1	505	561	532

Tangible assets		1,652	1,938	1,794

Investments		88	46	57

		2,245	2,545	2,383

Current assets

Stocks		640	731	626

Debtors		1,751	1,859	1,605

Investments and short-term deposits		313	142	345

Cash		355	264	249

		3,059	2,996	2,825

Total assets		5,304	5,541	5,208

Creditors due within one year

Short-term borrowings		(20)	(485)	(29)

Current instalments of loans		(622)	(281)	(534)

Other creditors		(1,676)	(1,698)	(1,663)

		(2,318)	(2,464)	(2,226)

Net current assets		741	532	599

Total assets less current liabilities	1	2,986	3,077	2,982

Financed by

Creditors due after more than one year

Loans		1,209	1,330	1,353

Other creditors		19	27	18

		1,228	1,357	1,371

Provisions for liabilities and charges		1,087	1,144	1,092

Minority interests – equity		69	76	69

Shareholders’ funds – equity

Called-up share capital		1,191	1,191	1,191

Reserves	6	(589)	(691)	(741)

Total shareholders’ funds		602	500	450

		2,986	3,077	2,982

ICI INTERIM REPORT 2004	11

group cash flow

		First half	First half	Year
		2004	2003	2003

	notes	£m	£m	£m

Net cash inflow from operating activities (see table below)		92	45	539

Returns on investments and servicing of finance		(47)	(47)	(96)

Taxation		(32)	(36)	(37)

		13	(38)	406

Capital expenditure and financial investment

Purchase of tangible fixed assets		(62)	(69)	(154)

Sale of tangible fixed assets		3	5	16

		(59)	(64)	(138)

		(46)	(102)	268

Acquisitions and disposals

Acquisitions		(26)	(7)	(20)

Disposals*		224	112	104

		198	105	84

Equity dividends paid		(41)	(52)	(86)

Cash inflow (outflow) before use of liquid resources
and financing	7	111	(49)	266

Management of liquid resources	7	21	13	(194)

Financing

(Decrease)/increase in debt	7	(20)	28	(84)

Increase/(decrease) in cash		112	(8)	(12)

*	Gross cash consideration of £258m (first half 2003 £186m; year 2003 £215m) primarily from disposals of operations less £34m (first half 2003 £74m; year 2003 £111m) paid against disposal costs and provisions.

Net cash inflow from operating activities

	First half	First half	Year
	2004	2003	2003
	£m	£m	£m

Operating profit	204	140	194

Exceptional charges within operating profit	4	38	200

Operating profit before exceptional items	208	178	394

Depreciation and amortisation of goodwill	105	114	227

Stocks (increase)/decrease	(56)	(71)	2

Debtors (increase)/decrease	(188)	(109)	52

Creditors increase/(decrease)	80	(34)	(59)

Other movements	(16)	(16)	(25)

	133	62	591

(Outflow) related to exceptional items	(41)	(17)	(52)

Net cash inflow from operating activities	92	45	539

12	ICI INTERIM REPORT 2004

notes to financial statements

1	Segment information

Classes of business

	Turnover			Profit before exceptional items,
				taxation and goodwill amortisation

	First half	First half	Year	First half	First half	Year
	2004	2003	2003	2004	2003	2003

	£m	£m	£m	£m	£m	£m

Continuing operations

International businesses

National Starch	906	922	1,866	108	93	199

Quest	315	349	691	28	21	45

Uniqema	312	348	669	10	6	8

Paints	1,067	1,058	2,163	100	89	203

	2,600	2,677	5,389	246	209	455

Regional and Industrial	181	271	481	(20)	(13)	(25)

Inter-segment turnover	(10)	(8)	(21)

	2,771	2,940	5,849	226	196	430

Associates

Share of operating profits
less losses				2	1	2

Interest receivable				–	1	1

				2	2	3

Group net interest payable				(43)	(48)	(92)

	2,771	2,940	5,849	185	150	341

	ICI INTERIM REPORT 2004	13

1	Segment information (continued)

	Classes of business

	Profit before interest and			Total assets less current liabilities
	taxation, after exceptional items
	and goodwill amortisation (see below)

	First half	First half	Year	At 30 June	At 30 June	At 31 Dec
	2004	2003	2003	2004	2003	2003
		(as restated)			(as restated)
	£m	£m	£m	£m	£m	£m

Continuing operations

International businesses

National Starch	99	83	108	1,340	1,476	1,317

Quest	9	11	15	338	491	437

Uniqema	10	3	(30)	426	485	431

Paints	91	58	136	879	968	835

	209	155	229	2,983	3,420	3,020

Regional and Industrial	(19)	42	11	232	283	239

	190	197	240	3,215	3,703	3,259

Discontinued operations	(1)	(28)	(9)	–	–	–

Share of operating profits less
losses of associates	2	1	2

Amounts written-off investments	–	(57)	(57)

Total net operating assets				3,215	3,703	3,259

Net non-operating liabilities				(229)	(626)	(277)

	191	113	176	2,986	3,077	2,982

	Goodwill amortisation charged in			Goodwill included in total assets
	arriving at the above results			less current liabilities above

	First half	First half	Year	At 30 June	At 30 June	At 31 Dec
	2004	2003	2003	2004	2003	2003
	£m	£m	£m	£m	£m	£m

National Starch	8	8	17	225	258	237

Quest	1	1	1	16	18	17

Uniqema	–	1	1	11	13	12

Paints	9	8	17	239	257	252

Regional and Industrial	–	–	–	14	15	14

	18	18	36	505	561	532

14	ICI INTERIM REPORT 2004

notes to financial statements

1	Segment information (continued)

Geographic areas

	Turnover by location of customer			Net operating assets

	First half	First half	Year	At 30 June	At 30 June	At 31 Dec
	2004	2003	2003	2004	2003	2003
	£m	£m	£m	£m	£m	£m

Continuing operations

United Kingdom	335	361	681	874	978	850

Continental Europe	624	680	1,300	637	782	670

USA	837	897	1,803	971	1,039	995

Other Americas	286	296	625	203	287	198

Asia Pacific	633	654	1,324	513	605	533

Other countries	56	52	116	17	12	13

	2,771	2,940	5,849	3,215	3,703	3,259

2	Exceptional items before taxation

The major items included in the total net loss of £19m in exceptional items before taxation for the first half of 2004 were a £15m loss on sale of operations relating to the sale of Quest’s Food Ingredients business, £5m profit on sale of ICI’s nitrocellulose and trading business in India and an exceptional operating charge of £4m in relation to restructuring programmes in the International Businesses. Exceptional losses relating to discontinued operations of £1m included an increased provision in relation to the divestment of the Polyurethanes, Tioxide and selected Petrochemicals businesses offset by provision releases and income in relation to prior year divestments.

In the first half of 2003 there were exceptional losses of £66m (as restated) and for the full year a net loss of £220m. The net loss for 2003 mainly comprised: an exceptional operating charge of £201m in relation to the 2003 restructuring programmes, principally in the International Businesses and Corporate Centre; a profit on sale of operations arising from the completion of the sale of the Group’s interests in Huntsman International Holdings LLC of £50m; an amount written off in respect of ICI shares for which a forward purchase contract has been entered into in connection with the Group’s Employee Share Ownership Plan of £57m; provision releases of £34m related to prior year divestments (discontinued operations); a loss on sale of operations relating to the re-financing of Ineos Chlor (discontinued operations) £30m; and a charge of £20m in relation to prior year divestments, principally the Polyurethanes, Tioxide and selected Petrochemicals businesses (discontinued operations).

3	Taxation on profit (loss) on ordinary activities

The tax charge for the first half of 2004 consists of UK taxation of £1m (first half 2003 – charge £14m, year 2003 – charge £4m), an overseas tax charge of £70m (first half 2003 – charge £12m, year 2003– charge £36m) and £1m charge in respect of associated companies (first half 2003 – nil, year 2003– charge £1m). The charge for the first half of 2004 included a net charge in respect of exceptional items of £19m (first half 2003 credit £17m, year 2003 credit £58m). £22m of the first half 2004 charge related to the sale of Quest’s Food Ingredients business.

ICI INTERIM REPORT 2004	15

4	Dividends

The interim dividend of 3.4 pence per £1 Ordinary Share (2003 2.75 pence) is payable on 1 October 2004 to members on the Register on 20 August 2004.

5	Earnings/(loss) per £1 Ordinary Share after goodwill amortisation

Basic earnings per £1 Ordinary Share and diluted earnings per £1 Ordinary Share for a period are calculated by dividing the appropriate value (continuing, discontinued or total) of net profit (loss) for the financial period by, respectively, basic weighted average Ordinary Shares in issue during the period or diluted weighted average Ordinary Shares in issue during the period.

	First half	First half	Year
	2004	2003	2003
	£m	£m	£m

Average Ordinary Shares

Weighted average Ordinary Shares in issue during the period	1,191	1,191	1,191

Weighted average shares held by Group’s employee share ownership plan	(9)	(9)	(9)

Basic weighted average Ordinary Shares in issue during the period	1,182	1,182	1,182

Dilutive effect of share options	2	–	–

Diluted weighted average Ordinary Shares in issue during the period	1,184	1,182	1,182

6	Reserves

Movements in reserves in the first half of 2004 comprised:

£m

At 1 January 2004	(741)

Profit retained for the first half 2004	23

Goodwill movement	154

Other recognised gains/(losses) relating to the half year	(25)

At 30 June 2004	(589)

16	ICI INTERIM REPORT 2004

notes to financial statements

7	Analysis of net debt

	Cash*	Financing – debt			Current asset	Net debt
					investments

		Loans	Short-term	Finance
			borrowings	leases
	£m	£m	£m	£m	£m	£m

At 30 June 2003	249	(1,611)	(470)	(5)	142	(1,695)

Exchange adjustments	–	92	(34)	–	(4)	54

Cash flow	(4)	(370)†	481 †	1 †	207	315

Acquisitions and disposals	(2)	2	–	–	–	–

At 1 January 2004	243	(1,887)	(23)	(4)	345	(1,326)

Exchange adjustments	(7)	38	15	–	(11)	35

Cash flow	112	21 †	(1)†	–	(21)	111

Acquisitions and disposals	(4)	(3)	–	–	–	(7)

At 30 June 2004	344	(1,831)	(9)	(4)	313	(1,187)

*	‘Cash’ includes cash at bank, deposits repayable on demand and overdrafts.
†	Financing – decrease/(increase) in debt.
‘Short-term borrowings’ excludes overdrafts.

8	Basis of presentation of financial information

These financial statements comply with applicable UK accounting standards and should be read in conjunction with the Group's Annual Accounts for 2003. They have been prepared using the accounting policies set out in that report which are in accordance with UK Generally Accepted Accounting Principles (UK GAAP) and which have been applied in 2003. Data for the first half of 2003 has been restated for the effects of adopting UITF 38 ‘Accounting for ESOP Trusts’.

9	Relationship to statutory accounts and audit status

The financial information included in this document is unaudited and does not comprise statutory accounts within the meaning of section 240 of the Companies Act 1985.

The statutory accounts for the year ended 31 December 2003 have been reported on by the Company’s auditors and have been filed with the Registrar of Companies. The report of the auditors was unqualified and did not contain a statement under section 237 (2) or (3) of the Companies Act 1985.

ICI INTERIM REPORT 2004	17

auditor’s report

Independent review report by KPMG Audit Plc
To Imperial Chemical Industries PLC

Introduction
We have been engaged by the company to review the financial information set out on pages 8 to 16 and we have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information. This report is made solely to the company in accordance with the terms of our engagement to assist the company in meeting the requirements of the Listing Rules of the Financial Services Authority. Our review has been undertaken so that we might state to the company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company for our review work, for this report, or for the conclusions we have reached.

Directors’ responsibilities
The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where they are to be changed in the next annual accounts in which case any changes, and the reasons for them, are to be disclosed.

Review work performed
We conducted our review in accordance with guidance contained in Bulletin 1999/4 ‘Review of interim financial information’ issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion
On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2004.

London	KPMG Audit Plc
30 July 2004	Chartered Accountants

shareholder information

The year ahead

18	August 2004	Shares go ‘ex-dividend’
20	August 2004	Record date for the interim dividend
1	October 2004	Interim dividend payable
28	October 2004	Announcement of trading results for the third quarter and nine months 2004
31	December 2004	End of financial year
10	February 2005	Preliminary announcement of final results for 2004
	March 2005	Annual Report published
	May 2005	Annual General Meeting
	August 2005	Announcement of half year results for the six months ending 30 June 2005

Contact details

Registrar	Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6DA
Telephone: 0870 600 3993

ADR Depositary	Citibank Shareholder Services, PO Box 43077, Providence, RI 02940–3077 USA
Telephone: 877–248–4237
Web Inquiries to: www.citibank@shareholders–online.com

‘Company’ means Imperial Chemical Industries PLC. ‘ICI’, ‘ICI Group’ or ‘Group’ means Imperial Chemical Industries PLC and its subsidiary companies.

Forward-looking statements
Certain statements provided in this Interim Report may be forward-looking statements as that term is defined in the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, among other things, the impact of competitive products and pricing, changes in the price of raw materials, the occurrence of major operational problems, the loss of major customers, limitations imposed by the ICI Group’s indebtedness and leverage, a credit rating downgrade by the rating agencies, contingent liabilities including those arising in connection with recently disposed businesses, risks associated with ICI’s international operations, risks of litigation and other factors described in the Company’s filings with the United States Securities and Exchange Commission including its reports on Form 6-K. Accordingly readers are cautioned not to place undue reliance on these forward-looking statements, which speak only at their respective dates.

Pursuant to the requirements of the U.S. Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Imperial Chemical Industries PLC

By:	/s/ Michael Hugh Creedon Herlihy
Name:	Michael Hugh Creedon Herlihy
Title:	General Counsel and Company Secretary

Date:	August 10, 2004